Exhibit T3A.1

CERTIFICATE OF FORMATION

OF

COLT DEFENSE LLC

This Certificate of Formation of Colt Defense LLC is being executed by the undersigned for the purpose of forming a limited liability company pursuant to Section 18—201 of the Delaware Limited Liability Company Act.

FIRST:                                                      The name of the limited liability company is:

Colt Defense LLC

SECOND:                                       Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808, and its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned, being the individual forming the Company, has executed, signed and acknowledged this Certificate of Formation this 18th day of September, 2002.

/s/ Jeffrey G. Grody
Jeffrey G. Grody
Authorized Person and Organizer